

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2013

Via E-mail
Shaun Roberts
President, Chief Executive Officer and Director
KonaRed Corporation
2829 Ala Kalani Kaumaka St., Suite F-133
Koloa, HI 96756

> **Re:** **KonaRed Corporation**
> **Form 8-K**
> **Filed October 10, 2013**
> **Form 10-K for Fiscal Year Ended May 31, 2013**
> **Filed August 29, 2013**
> **File No. 333-176429**

Dear Mr. Roberts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed October 10, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

1. Please clarify that in the asset purchase agreement, you assumed all liabilities relating to the Sandwich Isles' health beverage and food business. Please provide risk factor disclosure or explain why this is not a material risk to an investor.

Share Cancellation, page 2

2.   We note that Mr. Kjeldson was not a party to your asset purchase agreement with Sandwich Isles. We also note your disclosure on page 28 of your Form 10-K for the fiscal year ended May 31, 2013 that you had no arrangements, plans, or agreements relating to the termination of employment for your executive officers. We also note your disclosure on page 24 of your Form 10-K for the fiscal year ended May 31, 2012 that you did not have any employment agreements or other compensation arrangements with Dennis Kjeldsen. Please revise this section to explain the terms under which Mr. Kjeldsen agreed to cancel his shares and file any related agreement pursuant to Item 601(b)(10) of Regulation S-K.

Business, page 4

Operations, Facilities and Distribution Method for Our Products, page 6

3.   We note your statement on page 6 that you are transitioning into a more prototypical outsourcing business model which will use third party vendors for the bulk of your non-core operations. We also note your disclosure that based on a cost-benefit analysis and the initial beverage roll-out, you determined that your warehousing and shipping functions could be handled more efficiently in-house. Please clarify the aspects of your business you intend to outsource and the timeframe for transitioning your business model.

Supply and Distribution of Our Product, page 6

4.   We note that you have a number of contracts structured as five-year arrangements containing automatic roll-over provisions. Please expand your disclosure to include the material terms of these contracts including whether these contracts provide that you are the exclusive buyer from these suppliers. Please describe the availability of your raw materials and identify any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. Please file any material agreements pursuant to Item 601(b)(10) of Regulation S-K.

5.   Please clarify how you determine the amount of dried fruit to purchase from your suppliers and whether there are additional, readily available, sources of dried coffee fruit in the event that you lose a supplier.

6.   We note that you take possession of dried coffee fruit, store it and subsequently send required quantities to subcontractors for value-added processing. Please provide additional details regarding the value-added processing, including, in general terms, what happens during the process and how long the process takes. Also please describe your relationship with your subcontractors.

7.   Please clarify what you mean by "consumer products customer" as the term is used on page 6.

8.   We note your disclosure that ready-to-drink SKUs are ultimately shipped back to the company's warehouse where they are then disseminated to either distributors or shipped directly to retailers. Please revise for consistency with your risk factor disclosure on page 12 which states that you will use a broker-distributor-retailer network.

9.   We note your disclosure on page 17 that you have a planned introduction in 2014 of aluminum can-based beverage. Please describe the status of this newly announced product. See Item 101(h)(4)(iii) of Regulation S-K.

Competition, page 8

10.   Please expand your disclosure to describe your competitive position in the industry. See Item 101(h)(4)(iv) of Regulation S-K.

Intellectual Property, page 8

11.   We note your disclosure on page 6 that you own the proprietary beverage formulas for your product and that you believe that you have the necessary processing and manufacturing intellectual property. Please clarify the current nature of your intellectual property. Do you own the intellectual property backing the beverage formula or the intellectual property for the processing and manufacturing or both? Please provide the information required by Item 101(h)(4)(vii) of Regulation S-K and revise your disclosure for consistency throughout the document.

Research and Development Costs During the Last Two Years, page 9

12.   Please state the amount you spent during each of the last two fiscal years on research and development activities separately. See Item 101(h)(4)(x) of Regulation S-K.

13.   Within this section, we note your use of several wellness industry-specific terms such as:

    •   high bioavailability;

    •   oxygen radical absorbance capacity;

    •   cellular metabolic efficiency;

    •   cell apoptosis.

        Please explain terms so an investor who is not familiar with the wellness industry can understand what you mean.

14.   We note your statement that High-ORAC antioxidants combined with high-bioavailability are the key to establishing cellular metabolic efficiency. We also note your statement that KonaRed's coffee fruit increases CME which thus increases energy and reduces metabolic oxidative stress. Please provide us with supplemental support for your assertions. Alternatively, please characterize factual assertions as management's belief.

15.   Please provide additional details of the tests conducted at Cayetano University. For example, please disclose whether the test subjects were human, whether the tests were blind or double blind and whether the tests were commissioned by KonaRed. Also disclose how the researchers concluded that the extract improves cell viability, increases t-cell proliferation and improves antiviral defense. Please provide us with a supplemental copy of any report that was produced as a result of the testing.

Risk Factors, page 10

16.   We note that the Sandwich Isles independent registered certified public accountant issued an opinion expressing substantial doubt about the company's ability to continue as a going concern. Please revise your risk factor disclosure to describe your going concern opinion and the implication for your operations.

17.   We note your disclosure on page 25 that there is currently a civil complaint pending in the District of Hawaii alleging that the company has been infringing upon three patents. Please tell us what consideration you gave to providing a risk factor discussing how your intellectual property may be challenged.

"We will need additional funds to produce, market, and distribute our product," page 11

18.   Please revise to quantify the amount of capital you will need to raise and when such capital will be needed.

"Our growth and profitability depends on the performance of third parties and our relationship with them," page 12

19.   Please revise to clarify the third parties upon whom your business is substantially dependent.

"Because we can issue additional shares of common stock, our shareholders may experience dilution in the future," page 14

20.   Please revise to describe the specifics of any known potential dilution your shareholders may experience. For example, you should describe the dilution that may occur as a result of your agreement to use commercially reasonable efforts to complete an additional private placement for $300,000 within 45 days of the asset purchase agreement.

"Trading on the OTC Bulletin Board may be volatile and sporadic…," page 15

21.   Please clarify the differences between trading on a quotation system like the OTCBB
       versus trading on an exchange like the NYSE. For example, please describe how you
       will not have a market maker providing a market in your shares, and how this may impact
       trading or the price at which investors can sell their shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 16

22.   Please expand this section to include an overview of the most important matters on which
       management focuses in evaluating your financial condition and operating performance
       and provide the context for the discussion and analysis of the financial statements. Your
       MD&A should identify and address your key performance indicators and other
       qualitative and quantitative factors that are peculiar to and necessary for an understanding
       and evaluation of your business. This discussion should address both past and
       prospective financial condition and operating performance, including a discussion of
       known material trends and uncertainties. For example, your disclosure on page 13
       discusses the prices of raw ingredients. Your MD&A should discuss such trends in the
       context of your business. Please provide revised disclosure in your amended filing. For
       guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-
       8350 (2003).

Plan of Operations, page 17

23.   Please revise this section to add a detailed plan of operations which describes specific
       milestones and the expenses will be incurred in pursuit of those milestones over the next
       3 months, 6 months, 9 months and 12 months. Your revisions should clarify the priority
       in which you will seek to accomplish each milestone. To the extent you will need to raise
       capital in order to meet any of your milestones, please add details which describe how
       you intend to raise the funds and the impact a lack of funding would have upon your
       proposed plan of operations.

History, page 17

24.   Please state your basis for the statement that KonaRed has amassed an extremely loyal
       market following in a relatively short timeframe or revise to characterize the statement as
       management's belief.

Results of Operation, page 18

25.   Please revise your disclosure for each period presented to better quantify each underlying
       factor cited as the cause of material change in Revenue, Cost of Goods Sold and General
       and Administrative expenses.

26. Please supplement your discussion of your distribution and direct- to- retail channels so that an investor can understand the effect of the current mix of these channels on your historical performance. Please also disclose any material trends in the mix of these channels.

Six Months Ended June 30, 2013 and 2012, page 18

27. You state new inventory management software implemented in July 2012 "better tracked COGS…" Please tell us how you tracked inventory and determined the amount of cost of goods sold prior to acquiring the new management software. Tell us how you determined that your inventory balances and amount of cost of goods sold for periods prior to the acquisition of the new software are free of material error and in compliance with GAAP.

28. You sold a "large order with a notional campaign." Please explain to us the meaning of the quoted phrase.

Liquidity and Capital Resources, page 19

29. We note that your auditors have issued a going concern opinion. Please disclose your plan to generate cash and meet existing and known or reasonably likely future cash requirements over both the short and long term. For guidance, please refer to Item 303(a)(1) of Regulation S-K and SEC Release No. 33-8350 (2003).

30. We note that during the six months ended June 30, 2013 you issued debt. Also we note that you secured a working line of credit in 2012 with an ending balance of $113,547 as of December 31, 2012. Please revise to describe the material terms of your various debt instruments outstanding including the balance, the payment terms and interest rates. For any amounts which are due in the upcoming fiscal year, please state how you intend to raise funds to cover the debts outstanding or whether you intend to refinance.

31. Please revise to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. provide an explanation of the underlying factors for the significant changes in accounts receivable, inventory, and accounts payable) for each period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Directors and Executive Officers, page 21

Business Experience, page 21

32. We note that Ms. Roberts actively manages Malie, Inc. in addition to performing her chief financial officer responsibilities. We also note that you have entered into a

consulting agreement with Bioponic Phytoceuticals, Inc., a company controlled by Mr. Schorr. Please state the approximate number of hours each week that each executive officer devotes to your operations.

33.   Please describe the various directorships held by the named individuals. For example, we note that both Messrs. Roberts and Schorr are on the board of directors of Sandwich Isles and that Mr. Schorr controls Bioponic Phytoceuticals, Inc. See Item 401(e)(2) of Regulation S-K.

34.   Please revise to provide the business experience during the previous five years of each of your directors including the range of dates during which each position was held. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 23

35.   We note that for details regarding the executive compensation of KonaRed Corporation, you refer to the company's annual report on Form 10-K filed on August 29, 2013. Please provide an express statement that you are incorporating such information by reference and clearly identify the reference by page, paragraph, caption or otherwise. See Exchange Act Rule 12b-23(b).

Certain Relationships and Related Party Transactions and Director Independence, page 25

36.   Please confirm that you have included all the transactions covered by the requirements of Item 404(d)(1) of Regulation S-K or revise. For example, we note the following completed or contemplated transactions described in your filings:

- Malie pays rent and a portion of your staff salaries at your California warehouse;

- Bioponic receives a bonus upon signing the consulting agreement of 1,000,000 five-year warrants to purchase shares of our common stock, exercisable at a price of $0.45 per share;

- Littlebird Capital Ltd. provided financing to the Company during the three months ended August 31, 2013 and is identified as a related party on your financial statements.

37.   Please identify your promoters within this section or advise. See Item 404(c) of Regulation S-K.

Legal Proceedings, page 25

VDF FutureCeuticals Inc. Dispute with Sandwich Isles, page 25

38.   Please expand your disclosure to briefly discuss the facts or series of events which give rise to VDF's claim against the Sandwich Isles. For example, please identify the parts of your business which VDF alleges are infringing upon various patents. Also, please disclose the relief sought by VDF. See Item 103 of Regulation S-K.

Market Price of and Dividends on our Common Stock and Related Stockholder Matters, page 27

39.   Please provide all of the information required by Item 201(a)(2) of Regulation S-K.

Recent Sales of Unregistered Securities, page 28

40.   Please provide the disclosure required by Item 701 of Regulation S-K for your forward stock split on September 9, 2013 or advise.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 31

41.   We note you reported the change in accountants that occurred prior to the Sandwich Isles transaction. However, you have not reported the change in accountants that occurred as a result of the Sandwich Isles transaction. When a reverse merger occurs, a change in accountants is presumed to have occurred as well unless the same accountant has audited the premerger financial statements of each party to the merger. The accounting firm that will no longer be associated with the registrant is considered the predecessor accountant and this change must be reported in compliance with Item 4.01 of Form 8-K. Please revise this section accordingly to report the second change in accountants.

Exhibit 99.1

Consolidated Financial Statements

42.   Please provide updated financial statements of Sandwich Isles through the interim period ended September 30, 2013 to ensure there is no lapse in pre-merger reporting for the acquired entity.

Consolidated Balance Sheets, page 2

43.   Please revise the balance sheet to indicate that the inventory balance is presented net of an allowance and disclose the balance of the allowance for each period parenthetically or refer to the applicable financial statement footnote. Further, if there is an allowance for

doubtful accounts, please indicate that the balance of accounts receivable is presented net of an allowance and disclose the balance of the allowance for each period parenthetically.

Statements of Cash Flow, page 4

44.   Revise the financing activities cash flows to present the net proceeds from the line of credit from the payments as two separate items to the extent they are presented on a net basis in any one period.

45.   Please explain to us how the recovery of inventory previously written off affects the income statement. It appears to us that only the allowance account and the inventory account would be affected.

Note 2 – Basis of Presentation and Fiscal Year, page 6

46.   Please tell us whether the financial statements presented consist solely of the financial condition and results of operation of the KonaRed business or whether they include other businesses that were/are operated by the parent company, Sandwich Isles. Please revise to provide clarifying disclosure although we may have further comment upon review of your response.

Revenue Recognition, page 7

47.   Revise to disclose your policy for product returns and the related method of accounting.

Exhibit 99.2

Pro Forma Financial Statements

48.   Please revise your presentation of KonaRed Corporation's common stock, prior to giving effect to the pro forma adjustments, to give retroactive effect to the stock split which occurred on September 9, 2013.

49.   Please clearly label all pro forma adjustments and provide a corresponding narrative to describe the nature of the adjustment so that your investors can clearly understand the pro forma financial statements.

Form 10-K for Fiscal Year Ended May 31, 2013

50.   We note the omission of an audit report for the 2012 financial statements. Please revise the Form 10-K to include an audit report covering the financial statements for the year ended May 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 55-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Craig Rollins
        Clark Wilson LLP